SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36248; File No. 813-00424

Churchill Asset Management LLC

July 13, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, the Applicant requests a limited exemption as set forth in the application.

Summary of Application: The Applicant requests an order to exempt certain partnerships, limited liability companies, corporations, business or statutory trusts or other entities ("Partnerships") formed for the benefit of eligible employees of Churchill Asset Management LLC and its affiliates from certain provisions of the Act. Each Partnership, and each series thereof (to the extent such series is an issuer for purposes of the Act), will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicant: Churchill Asset Management LLC.

Filing Dates: The application was filed on June 18, 2025 and amended on October 15, 2025, March 3, 2026, March 4, 2026 and June 16, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicant with a copy of the request by email, if an email address is listed for the Applicant below, or personally or by mail, if a physical address is listed for the Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on August 7, 2026, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicant: John McCally, John.Mccally@churchillam.com; Sasha Burstein, Sasha.Burstein@klgates.com; George Zornada, George.Zornada@klgates.com.

FOR FURTHER INFORMATION CONTACT: Priscilla Dao, Senior Counsel, or Matthew Cook, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For the Applicant's representations, legal analysis, and conditions, please refer to the Applicant's fourth amended and restated application, dated June 16, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for the Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.